1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

ALUMINUM CORPORATION OF CHINA LIMITED

(the “Company”)

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(stock code: 2600)

APPROVAL FOR THE ESTABLISHMENT OF

THE PINGGUO JOINT VENTURE

The Board announces that on 29 March 2004, SDRC issued an approval for the establishment of the Joint Venture by the Company and Alcoa at the Pingguo Aluminum facility in the Guangxi Zhang Autonomous Region in Southern China. This announcement is to update the shareholders and investors of the Company on the latest development with regard to the formation of the proposed Joint Venture, which has been disclosed in the Company’s prospectus in December 2001.

The Board has noted the increase in the trading volume of the Company’s H Shares today, but save as disclosed as in this announcement, the Board is not aware of any reasons for such increase.

The board of directors of the Company (the “Board”) announces that on 29 March 2004, the China State Development and Reform Commission (“SDRC”) issued an approval for the establishment of the proposed joint venture (the “Joint Venture”) by the Company and Alcoa International (Asia) Limited (“Alcoa”) at the Pingguo Aluminum facility of the Company (“Pingguo”) in the Guangxi Zhang Autonomous Region in Southern China. Alcoa, a limited company incorporated in Hong Kong, is the strategic investor shareholder of the Company holding 8% of the issued share capital of the Company.

When Alcoa participated as the strategic investor in the global public offering of the Company and the listing of the ADSs and H shares of the Company on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited, respectively, in December 2001, the parties agreed to form a 50/50 joint venture at the Company’s facility at Pingguo. Intention and proposals to form the proposed joint venture have been disclosed in the Company’s prospectus. This announcement is to update the shareholders and investors of the Company on the latest development of the proposed Joint Venture. The Company’s Pingguo facility is one of the most efficient alumina and aluminum production facilities in China. Pingguo’s current alumina refining capacity is 850,000 metric tons per year (“mtpy”) and the capacity of the aluminum smelter is 135,000 mtpy. The Board, including the independent non-executive directors of the Company, is of the opinion that the establishment of the Joint Venture is in the best interests of the Company.

The Company and Alcoa have committed to growth at Pingguo over the next few years. Under the terms of the approval issued by SDRC, these growth projects, namely jointly implementing projects to increase the alumina and aluminum production capacities in the Joint Venture, will be submitted for government approval after the establishment of the Joint Venture in China. The registered capital of the Joint Venture will be RMB3.64 billion (equivalent to approximately HK$3.43 billion). The Company will contribute 50% of the total registered capital of the Joint Venture by way of evaluated assets in its Pingguo plant in the amount of RMB1.82 billion (equivalent to approximately HK$1.715 billion); and Alcoa will contribute 50% of the total registered capital of the Joint Venture by way of cash amounting to RMB1.82 billion (equivalent to approximately HK$1.715 billion). Preparations to form the Joint Venture, including arrangements and discussions with local government bureau to support the existing and future requirements for and supplies of electrical energy and the completion of the joint venture agreement and articles of association of the Joint Venture, have made substantial progress. The Company and Alcoa expect to establish the Joint Venture in China by the end of 2004. No U.S. government approval is required for the establishment of such joint venture.

The Board has noted the increase in the trading volume of the Company’s H Shares today, but save as disclosed as in this announcement, the Board is not aware of any reasons for such increase. The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, other than the information disclosed in this announcement and the Board is not aware of any matter discloseable under the general obligations imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

The directors of the Company individually and jointly accept responsibility for the accuracy of the statement in the preceding paragraph of this announcement.

By Order of the Board of Directors of

Aluminum Corporation of China Limited

Guo Shengkun

Chairman

The Board comprises of Guo Shengkun, Xiong Weiping, Liang Zhongxiu, Yin Yufu, Wu Weicheng, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo.

Hong Kong, 20th April 2004

*	For identification only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date April 21, 2004	By	/s/ Xiong Weiping
Name: Xiong Weiping
Title: Executive Director